SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[October 5, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date October 5, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO AGREES WITH MYLLYKOSKI TO SUPPLY PAPER MAKING LINE IN THE
CZECH REPUBLIC
(Helsinki, Finland, October 5, 2005) — Metso Corporation (NYSE: MX; OMX: MEO)
Metso Paper has agreed with Myllykoski Corporation to supply a large paper making line, to be located in the Czech Republic. As the investment is still subject to e.g. local authority approvals, a dissolution clause is included. Project engineering has been started on separate terms, in anticipation of the final confirmation. Myllykoski is scheduling the line to come on stream in early 2007. The delivery will be valued at well over EUR 200 million.
The 380,000 tpy production line will produce a full range of uncoated publication papers. Metso’s scope of supply contains wood-handling and PGW plants; stock preparation; a 2000 m/min, 11.3-m-wide paper machine with on-machine calendering; winders; and roll finishing systems. Metso Automation will supply a large automation system package.
Myllykoski Corporation is a family-owned international paper industry group operating mainly in Europe and North America. The Group’s products — wood-containing and recycled fiber-based uncoated and coated publication papers, as well as newsprint, are sold to publishers, printers and catalogers worldwide. Myllykoski operates nine paper mills with a total annual capacity of 2.8 million tons. The Group companies employ approximately 3,800 persons.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact:
Risto Hautamäki, President, Metso Paper, tel. +358 204 84 3101
Kati Renvall, Vice President, Corporate Communications, Metso Corporation,
tel. +358 204 84 3221
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.